        SEC File No. 70-10122

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

CERTIFICATE PURSUANT TO

RULE 24

OF PARTIAL COMPLETION OF

TRANSACTIONS

        FirstEnergy Corp.

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         In the matter of
         FirstEnergy Corp.

         SEC File No. 70-10122
         (Public Utility Holding Company Act
         of 1935)
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: : : : : : : : : : :	Certificate Pursuant to Rule 24 of Partial Completion of Transactions

TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

        The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission’s Order dated June 30, 2003 as follows:

(1)     During the period July 1, 2004 through September 30, 2004, there were no sales of common stock or preferred securities by FirstEnergy.

(2)     During the third quarter of 2004, 368,459 shares of common stock were issuable pursuant to options granted under employee benefit plans and dividend reinvestment plans.

(3)     During the period July 1, 2004 through September 30, 2004, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4)     During the period July 1, 2004 through September 30, 2004, there was no Long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following Short-term Debt during the third quarter of 2004:

	Transaction Date	Maturity Date	Rate	Transaction Amount	Loan Balance
CitiBank (FirstEnergy Revolver - 1 Billion 3 Year Facility)
FirstEnergy	7/1/2004	7/15/2004	2.45%	$125,000,000.00	$125,000,000.00
FirstEnergy	9/20/2004	9/27/2004	2.89%	$100,000,000.00	$100,000,000.00
FirstEnergy	9/20/2004	9/21/2004	4.58%	$ 35,000,000.00	$135,000,000.00
FirstEnergy	9/27/2004	10/4/2004	2.95%	$ 50,000,000.00	$ 50,000,000.00

(5)     During the period July 1, 2004 through September 30, 2004, the following short-term debt was issued by the Utility Subsidiaries:

FirstMerit (Ohio Edison Company (OE) Bi-Lateral Facility)
OE	9/20/2001	9/21/2004	2.50	$14,000,000.00	$14,000,000.00
OE	9/24/2004	9/28/2004	2.50	$14,000,000.00	$14,000,000.00

KeyBank (OE Bi-Lateral Facility)
OE	9/20/2004	9/23/2004	2.88	$20,000,000.00	$20,000,000.00
OE	9/27/2004	9/28/2004	2.93	$20,000,000.00	$20,000,000.00
OE	9/30/2004	10/5/2004	3.05	$20,000,000.00	$20,000,000.00

Under the Utility Money Pool, the principal balance of borrowings at the end of the third quarter of 2004 and average interest rate during the third quarter of 2004 are as follows:

Regulated Money Pool Loan to/(Borrowing from):	Average Interest Rate	Principal Balance
OE	1.2825%	$ 610,763,101
Pennsylvania Power Company (Penn)	1.2825%	(22,297,522)
The Cleveland Electric Illuminating
Company (CEI)	1.2825%	(287,851,176)
The Toledo Edison Company (TE)	1.2825%	(385,275,112)
American Transmission Systems,
Incorporated (ATSI)	1.2825%	103,815,895
Jersey Central Power & Light
Company (JCP&L)	1.2825%	(158,342,343)
Metropolitan Edison Company (Met-Ed)	1.2825%	6,780,764
Pennsylvania Electric Company
(Penelec)	1.2825%	(191,204,977)
York Haven Power Company	1.2825%	12,703,715

(6)     During the third quarter of 2004, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

(7)     During the third quarter of 2004, the following guarantees were made by FirstEnergy to support activities of its subsidiaries:

Beneficiary	Amount	Terms	Purpose of Guarantee
FirstEnergy Solutions Corp. (FES) (Trading - Gas)
Sunoco Inc. (R&M)	$5,000,000	(a)	(b)
FirstEnergy Generation Corp. (Fuel Marketing / Coal)
American Electric Power Service Corp.	2,500,000	(a)	(c)
Constellation Power Source	1,000,000	(a)	(c)
Morgan Stanley Capital Group, Inc.	5,000,000	(a)	(c)

(a)     Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy

(b)     Parental guarantees issued by FirstEnergy to provide credit support for natural gas purchases by subsidiary

(c)     Credit backstop to support coal purchases and emission trading

The following Letters of Credits (LOC) were issued during the third quarter of 2004:

Beneficiary	Amount	Purpose of LOC
MYR Group Inc.
Zurich American Insurance	$14,600,000	(a)
FirstEnergy
Cologne Reinsurance Company (Dublin) Ltd.	6,008,976	(b)
GPU Service Company
Genesis Insurance Co.	4,197,016	(b)
FirstEnergy Facilities Services Group, LLC
Old Republic Insurance Company	8,687,476	(c)

(a)     Renewed Surety Bonds on MYR Group insurance and workers compensation policies. Original LOC was issued on the fourth quarter 2003.

(b)     Renewed Surety Bonds for self-insurance claims. Original LOC was issued in the fourth quarter 2003.

(c)     Renewed collateral of FirstEnergy Facilities Services Group, LLC insurance. Original LOC was issued in the third quarter 2003.

(8)     During the Third Quarter of 2004, FirstEnergy did not enter into any Hedge Instruments or Anticipatory Hedges.

(9)     Investments made during the third quarter of 2004 in any intermediate subsidiary or financing subsidiary are as follows:

Company	Investment
(In Thousands $)
Penn Power Funding LLC	$1,493
Met-Ed Funding LLC	$4,221
Penelec Funding LLC	$4,481
GPU Diversified Holdings, LLC	$ 400

(10)     During the third quarter of 2004 FirstEnergy filed the following U-6B-2 forms:

Company	Filing Date
OE	July 27, 2004
CEI	July 27, 2004
TE	July 27, 2004
TE	July 27, 2004

(11)     CEI and TE engaged in jurisdictional financing transactions during the third quarter of 2004. Consolidated balance sheets of CEI and TE for the quarter ended September 30, 2004 are incorporated by reference to CEI’s and TE’s Form 10-Q Quarterly Report to SEC for the quarter ended September 30, 2004 (File No. 1-2323 and 1-3583, respectively).

(12)     The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the third quarter 2004.

	Amount	Ratio
FirstEnergy Common Equity	$ 8,624,410	43.02%
Preferred Stock	335,123	1.67%
Long-Term Debt	10,785,453	53.80%
Short-Term Debt	302,508	1.51%
Total Capitalization	$20,047,494	100.00%
OE
Common Equity	$ 2,606,649	58.75%
Preferred Stock	100,070	2.26%
Long-Term Debt	1,533,585	34.57%
Short-Term Debt	196,133	4.42%
Total Capitalization	$ 4,436,437	100.00%
CEI
Common Equity	$ 1,808,436	42.18%
Preferred Stock	96,404	2.25%
Long-Term Debt	2,052,014	47.85%
Short-Term Debt	331,140	7.72%
Total Capitalization	$ 4,287,994	100.00%
TE
Common Equity	$ 796,219	46.78%
Preferred Stock	126,000	7.40%
Long-Term Debt	394,804	23.19%
Short-Term Debt	385,263	22.63%
Total Capitalization	$ 1,702,286	100.00%
Penn
Common Equity	$ 288,844	56.45%
Preferred Stock	39,105	7.64%
Long-Term Debt	161,645	31.59%
Short-Term Debt	22,123	4.32%
Total Capitalization	$ 511,717	100.00%
JCP&L
Common Equity	$ 3,190,358	69.02%
Preferred Stock	12,649	0.27%
Long-Term Debt	1,260,949	27.28%
Short-Term Debt	158,337	3.43%
Total Capitalization	$ 4,622,293	100.00%
Met-Ed
Common Equity	$ 1,293,687	61.72%
Preferred Stock	--	--%
Long-Term Debt	732,298	34.94%
Short-Term Debt	70,000	3.34%
Total Capitalization	$ 2,095,985	100.00%
Penelec
Common Equity	$ 1,311,315	64.09%
Preferred Stock	--	--%
Long-Term Debt	490,222	23.96%
Short-Term Debt	244,428	11.95%
Total Capitalization	$ 2,045,965	100.00%

(13)     The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the third quarter 2004.

	FirstEnergy	OE	CEI	TE
Balance, December 31, 2003	$ 1,604,385	$ 522,934	$ 494,212	$ 113,620
Net Income	676,666	266,148	180,644	53,555
Cash Dividends on Preferred Stock	--	(1,843)	(5,249)	(6,633)
Cash Dividends on Common Stock	(367,751)	(239,000)	(145,000)	--
Other	5	--	--	--

Balance, September 30, 2004	$ 1,913,305	$ 548,239	$ 524,607	$ 160,542

	Penn	JCP&L	Met-Ed	Penelec
Balance, December 31, 2003	$ 54,179	$ 22,132	$ 27,011	$ 18,038
Net Income	57,978	102,565	41,786	26,944
Cash Dividends on Preferred Stock	(1,920)	(375)	--	--
Cash Dividends on Common Stock	(23,000)	(60,000)	(35,000)	(8,000)
Other	--	--	--	--

Balance, September 30, 2004	$ 87,237	$ 64,322	$ 33,797	$ 36,982

(14)     On Aug. 26, 2004, Standard & Poor’s Ratings Services (S&P) lowered its rating on certain of Met-Ed senior notes to ‘BBB-' from ‘BBB’. Met-Ed’s senior secured notes, in aggregate, now comprise greater than 80% of its total debt outstanding. According to the terms of Met-Ed’s senior note indenture, once the 80% threshold is reached, the collateral security falls away and all senior secured bonds that were secured by Met-Ed’s senior note mortgage bonds become unsecured. The one notch lower rating reflects this loss of collateral security and that the notes are now unsecured. The ‘BBB’ senior secured rating on Met-Ed’s first mortgage bonds remains unchanged. The outlook on all Met-Ed securities is stable. The ratings action affected $400 million principal amount of Met-Ed senior notes.

(15)     FirstEnergy’s aggregate investment includes all amounts invested, or commitments to be invested, in exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy’s aggregate investment as of September 30, 2004 is as follows:

	(In Thousands)
FE Generation Corp.	$930,976
Termobarranquilla S. A	60,400

Aggregate Investment in EWGs	$991,376	*

*    Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
Total capitalization	$20,047,494	4.9%
Net utility plant	$13,338,369	7.4%
Total consolidated assets	$31,225,116	3.2%
Market value of common equity	$13,549,674	7.3%

(16)     Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of September 30, 2004 in EWGs, as well as the percentage of equity ownership.

	First Energy's	First Energy's %	Owners not affiliated with FirstEnergy
Associate Company	Investment at 09/30/04 ($000)*	Equity Owner- ship	Name of Entity	Type of Entity
Termobarranquilla	$ 60,400	0%	ABB Energy Ventures,	Foreign
S.A. (a)			Inc.
			Lancaster Steel	Foreign
			Distral Group	Foreign
			Corp. Electrica	Foreign
De la Costa
Atlantica
Darby Mazzanine
Holdings, LLC
FE Generation
Corp.	930,976	100%	Not Applicable	N/A

Total Aggregate
Investment in
EWGs	$ 991,376

(*)	Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments .
(a)	FirstEnergy sold Termobarranquilla S.A. on January 31, 2004. The remaining investment represents outstanding LOCs issued by FirstEnergy.
(17)	FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of September 30, 2004:

	Amount (000's)%
Common equity	$8,624,410	43.0
Preferred stock not subject to	335,123	1.7
mandatory redemption
Long-term debt	10,785,453	53.8
Notes payable	302,508	1.5

Total capitalization	$20,047,494	100.0%

(18)     Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at September 30, 2004:

Closing Market Price per Share	$41.08
Book Value per Share	$26.29
Market-to Book Ratio of Common Stock	156.3%

(19)     No new EWG/FUCO project covered by the Modified Rule 53 Test in which FirstEnergy has invested or committed to invest during the third quarter of 2004.

(20)     Analysis of Growth in Retained Earnings for FirstEnergy and Subsidiary Companies:

(In Thousands)
Retained Earnings as of 09/30/04	$1,913,305
Retained Earnings as of 12/31/03	1,604,385

Growth in Retained Earnings	$308,920

Analysis of Growth in Retained Earnings:
Income contribution from regulated utility companies	$680,071
Income contribution from EWGs	96,387
Income contribution from all other companies	63,973
FirstEnergy Holding and Service companies	(163,765)
Cash dividends declared on common stock	(367,746)

Growth in Retained Earnings	$308,920

(21)     Statements of Operations for the period ended September 30, 2004 for FirstEnergy Generation Corp. will be filed separately under a request for confidential treatment under Rule 104 (b)

SIGNATURE

        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FIRSTENERGY CORP.
November 19, 2004
By: /s/ Harvey L. Wagner Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)